SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February 2004	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Fourth Quarter 2003 Supplementary Financial Information

For further information,
please contact:

BCE Investor Relations

Sophie Argiriou
(514) 786-8145
sophie.argiriou@bell.ca

George Walker
(514) 870-2488
george.walker@bell.ca

BCE Inc. Supplementary Financial Information - Fourth Quarter 2003 Page 1

     BCE Consolidated (1)
Consolidated Operational Data

($ millions, except per share amounts)	Q4 2003	Q4 2002	$ change	% change	Total 2003	Total 2002	$ change	% change

Operating revenues	4,910	5,045	(135)	(2.7%)	19,056	19,186	(130)	(0.7%)
Operating expenses	(3,056)	(3,238)	182	5.6%	(11,630)	(11,831)	201	1.7%

EBITDA (2)	1,854	1,807	47	2.6%	7,426	7,355	71	1.0%
Amortization expense	(786)	(773)	(13)	(1.7%)	(3,147)	(3,082)	(65)	(2.1%)
Net benefit plans (cost) credit	(46)	8	(54)	n.m	(175)	33	(208)	n.m
Restructuring and other charges	(51)	(395)	344	87.1%	(52)	(887)	835	94.1%

Operating income	971	647	324	50.1%	4,052	3,419	633	18.5%
Other income (expense)	136	2,245	(2,109)	(93.9%)	213	2,433	(2,220)	(91.2%)
Impairment charge	-	(765)	765	n.m	-	(765)	765	n.m
Interest expense	(263)	(341)	78	22.9%	(1,093)	(1,124)	31	2.8%

Earnings from continuing operations before
income taxes and non-controlling interest	844	1,786	(942)	(52.7%)	3,172	3,963	(791)	(20.0%)
Income taxes	(340)	(732)	392	53.6%	(1,136)	(1,583)	447	28.2%
Non-controlling interest	(46)	(261)	215	82.4%	(191)	(602)	411	68.3%

Earnings from continuing operations	458	793	(335)	(42.2%)	1,845	1,778	67	3.8%
Discontinued operations	(58)	919	(977)	n.m	(30)	629	(659)	n.m

Net earnings	400	1,712	(1,312)	(76.6%)	1,815	2,407	(592)	(24.6%)
Dividends on preferred shares	(14)	(16)	2	12.5%	(64)	(59)	(5)	(8.5%)
Premium on redemption of preferred shares	-	-	-	n.m	(7)	(6)	(1)	(16.7%)

Net earnings applicable to common shares	386	1,696	(1,310)	(77.2%)	1,744	2,342	(598)	(25.5%)

Net earnings (loss) per common share - basic
Continuing operations	$0.48	$0.87	$(0.39)	(44.8%)	$1.93	$2.00	$(0.07)	(3.5%)
Discontinued operations	$(0.07)	$1.01	$(1.08)	n.m	$(0.03)	$0.66	$(0.69)	n.m
Net earnings	$0.41	$1.88	$(1.47)	(78.2%)	$1.90	$2.66	$(0.76)	(28.6%)
Net earnings (loss) per common share - diluted
Continuing operations	$0.48	$0.86	$(0.38)	(44.2%)	$1.92	$1.98	$(0.06)	(3.0%)
Discontinued operations	$(0.07)	$0.99	$(1.06)	n.m	$(0.03)	$0.64	$(0.67)	n.m
Net earnings	$0.41	$1.85	$(1.44)	(77.8%)	$1.89	$2.62	$(0.73)	(27.9%)
Dividends per common share	$0.30	$0.30	$-	0.0%	$1.20	$1.20	$-	-
Average number of common shares outstanding - basic (millions)	923.4	909.1			920.3	847.9

The following items are included in net earnings:
Net gains on sale of investments and dilution gains
Continuing operations	84	1,230			84	1,353
Discontinued operations	(73)	911			(65)	658
Restructuring and other charges	(30)	(251)			(24)	(504)
Impairment charge	-	(527)			-	(527)

Total	(19)	1,363			(5)	980
Impact on net earnings per share	$(0.01)	$1.49			$-	$1.02

n.m. : not meaningful

BCE Inc. Supplementary Financial Information - Fourth Quarter 2003 Page 2

     BCE Consolidated (1)
Consolidated Operational Data - Historical Trend

($ millions, except per share amounts)	Total 2003	Q4 03	Q3 03	Q2 03	Q1 03	Total 2002	Q4 02	Q3 02	Q2 02	Q1 02

Operating revenues	19,056	4,910	4,702	4,748	4,696	19,186	5,045	4,677	4,797	4,667
Operating expenses	(11,630)	(3,056)	(2,803)	(2,848)	(2,923)	(11,831)	(3,238)	(2,792)	(2,898)	(2,903)

EBITDA (2)	7,426	1,854	1,899	1,900	1,773	7,355	1,807	1,885	1,899	1,764
Amortization expense	(3,147)	(786)	(813)	(786)	(762)	(3,082)	(773)	(755)	(796)	(758)
Net benefit plans (cost) credit	(175)	(46)	(44)	(43)	(42)	33	8	7	12	6
Restructuring and other charges	(52)	(51)	(1)	-	-	(887)	(395)	(79)	(413)	-

Operating income	4,052	971	1,041	1,071	969	3,419	647	1,058	702	1,012
Other income (expense)	213	136	19	7	51	2,433	2,245	(4)	190	2
Impairment charge	-	-	-	-	-	(765)	(765)	-	-	-
Interest expense	(1,093)	(263)	(267)	(285)	(278)	(1,124)	(341)	(280)	(253)	(250)

Earnings from continuing operations before income taxes and non-controlling interest	3,172	844	793	793	742	3,963	1,786	774	639	764
Income taxes	(1,136)	(340)	(285)	(271)	(240)	(1,583)	(732)	(304)	(244)	(303)
Non-controlling interest	(191)	(46)	(50)	(57)	(38)	(602)	(261)	(117)	(104)	(120)

Earnings from continuing operations	1,845	458	458	465	464	1,778	793	353	291	341
Discontinued operations	(30)	(58)	6	13	9	629	919	12	(271)	(31)

Net earnings	1,815	400	464	478	473	2,407	1,712	365	20	310
Dividends on preferred shares	(64)	(14)	(18)	(17)	(15)	(59)	(16)	(16)	(14)	(13)
Premium on redemption of preferred shares	(7)	-	-	-	(7)	(6)	-	-	-	(6)

Net earnings applicable to common shares	1,744	386	446	461	451	2,342	1,696	349	6	291

Net earnings (loss) per common share - basic
Continuing operations	$1.93	$0.48	$0.48	$0.49	$0.48	$2.00	$0.87	$0.39	$0.34	$0.40
Discontinued operations	$(0.03)	$(0.07)	$0.01	$0.01	$0.02	$0.66	$1.01	$0.01	$(0.33)	$(0.03)
Net earnings	$1.90	$0.41	$0.49	$0.50	$0.50	$2.66	$1.88	$0.40	$0.01	$0.37
Net earnings (loss) per common share - diluted
Continuing operations	$1.92	$0.48	$0.47	$0.49	$0.48	$1.98	$0.86	$0.39	$0.34	$0.39
Discontinued operations	$(0.03)	$(0.07)	$0.01	$0.01	$0.02	$0.64	$0.99	$0.01	$(0.33)	$(0.03)
Net earnings	$1.89	$0.41	$0.48	$0.50	$0.50	$2.62	$1.85	$0.40	$0.01	$0.36
Dividends per common share	$1.20	$0.30	$0.30	$0.30	$0.30	$1.20	$0.30	$0.30	$0.30	$0.30
Average number of common shares outstanding - basic (millions)	920.3	923.4	921.5	919.3	917.1	847.9	909.1	864.1	808.7	808.6

The following items are included in net earnings:
Net gains on sale of investments and dilution gains
Continuing operations	84	84	-	-	-	1,353	1,230	12	111	-
Discontinued operations	(65)	(73)	8	-	-	658	911	-	(253)	-
Restructuring and other charges	(24)	(30)	6	-	-	(504)	(251)	(37)	(216)	-
Impairment charge	-	-	-	-	-	(527)	(527)	-	-	-

Total	(5)	(19)	14	-	-	980	1,363	(25)	(358)	-
Impact on net earnings per share	$-	$(0.01)	$0.01	$-	$-	$1.02	$1.49	$(0.03)	$(0.44)	$-

BCE Inc. Supplementary Financial Information - Fourth Quarter 2003 Page 3

BCE Consolidated (1)
Segmented Data

($ millions, except where otherwise indicated)	Q4 2003	Q4 2002	$ change	% change	Total 2003	Total 2002	$ change	% change

Revenues
Bell Canada Segment	4,281	4,450	(169)	(3.8%)	16,698	17,102	(404)	(2.4%)
Bell Globemedia	375	379	(4)	(1.1%)	1,363	1,290	73	5.7%

Advertising	283	284	(1)	(0.4%)	978	913	65	7.1%
Subscriber	69	72	(3)	(4.2%)	291	287	4	1.4%
Production and Sundry	23	23	-	0.0%	94	90	4	4.4%

BCE Emergis	77	86	(9)	(10.5%)	316	346	(30)	(8.7%)

eFinance Solutions	60	68	(8)	(11.8%)	249	264	(15)	(5.7%)
eHealth Solutions	17	18	(1)	(5.6%)	67	82	(15)	(18.3%)

BCE Ventures	316	282	34	12.1%	1,218	1,064	154	14.5%

CGI	211	185	26	14.1%	849	709	140	19.7%
Telesat	99	95	4	4.2%	345	327	18	5.5%
Other	6	2	4	n.m	24	28	(4)	(14.3%)

Corporate and other (including inter-segment eliminations)	(139)	(152)	13	8.6%	(539)	(616)	77	12.5%

Total revenues	4,910	5,045	(135)	(2.7%)	19,056	19,186	(130)	(0.7%)

EBITDA
Bell Canada Segment	1,731	1,690	41	2.4%	7,001	7,079	(78)	(1.1%)

Bell Canada (including Aliant)	1,752	1,752	-	0.0%	7,046	7,255	(209)	(2.9%)
Bell ExpressVu	(21)	(62)	41	66.1%	(45)	(176)	131	74.4%

Bell Globemedia	83	72	11	15.3%	233	180	53	29.4%
BCE Emergis	6	10	(4)	(40.0%)	15	(29)	44	n.m
BCE Ventures	91	71	20	28.2%	347	287	60	20.9%

CGI	33	25	8	32.0%	131	99	32	32.3%
Telesat	55	47	8	17.0%	206	184	22	12.0%
Other	3	(1)	4	n.m	10	4	6	n.m

Corporate and other (including inter-segment eliminations)	(57)	(36)	(21)	(58.3%)	(170)	(162)	(8)	(4.9%)

Total EBITDA	1,854	1,807	47	2.6%	7,426	7,355	71	1.0%

EBITDA margin (%)	37.8%	35.8%			39.0%	38.3%
EBITDA : Interest expense	7.05	5.30			6.79	6.54

Net earnings applicable to common shares
Bell Canada Segment	493	1,360	(867)	(63.8%)	1,773	2,334	(561)	(24.0%)

Bell Canada (including Aliant)	530	1,433	(903)	(63.0%)	1,900	2,521	(621)	(24.6%)
Bell ExpressVu	(37)	(73)	36	49.3%	(127)	(187)	60	32.1%

Bell Globemedia	39	(493)	532	n.m	51	(492)	543	n.m
BCE Emergis	(27)	2	(29)	n.m	(26)	(93)	67	72.0%
BCE Ventures	28	31	(3)	(9.7%)	135	129	6	4.7%

CGI	12	14	(2)	(14.3%)	55	43	12	27.9%
Telesat	11	19	(8)	(42.1%)	68	56	12	21.4%
Other	5	(2)	7	n.m	12	30	(18)	(60.0%)

Corporate and other (including inter-segment eliminations)	(89)	(123)	34	27.6%	(159)	(165)	6	3.6%
Discontinued operations	(58)	919	(977)	n.m	(30)	629	(659)	n.m

Total net earnings applicable to common shares	386	1,696	(1,310)	(77.2%)	1,744	2,342	(598)	(25.5%)

Proportionate EBITDA, net debt and preferreds
As at December 31, 2003
	Proportionate EBITDA

	BCE Ownership (%)	Q4 03	Q3 03	Q2 03	Q1 03	12-Mth Trailing	Proportionate net debt and preferreds

Bell Canada Segment
Bell Canada (excl. Aliant & ExpressVu)	100%	1,535	1,593	1,536	1,507	6,171	10,969	(a)
Aliant	53.5%	116	125	125	103	469	437
ExpressVu	100%	(21)	(9)	(9)	(6)	(45)	(3)	(b)

Total Bell Canada Segment		1,630	1,709	1,652	1,604	6,595	11,403
Bell Globemedia	68.5%	50	18	45	21	134	109
BCE Emergis	63.9%	4	3	3	-	10	(64)
BCE Ventures
CGI	29.8%	33	32	35	31	131	41
Telesat	100%	55	51	50	50	206	443
Other	100%	3	2	3	2	10	2

Total BCE Ventures		91	85	88	83	347	486
Corporate	100%	(57)	(43)	(30)	(40)	(170)
Perpetual Preferred Shares							1,670
Debt due within one year							351	(c)
Long term debt							2,000
less:
Cash and cash equivalents							(133)
Nortel common shares at market							(77)

Total Corporate							3,811

Total		1,718	1,772	1,758	1,668	6,916	15,745

n.m. : not meaningful
(a)	Net of $498 million of intersegment debt.
(b)	Net of $422 million of intersegment debt.
(c)	Represents $351 million of retractable preferred shares

BCE Inc. Supplementary Financial Information - Fourth Quarter 2003 Page 4

     BCE Consolidated (1)
Segmented Data - Historical Trend

($ millions, except where otherwise indicated)	Total 2003	Q4 03	Q3 03	Q2 03	Q1 03	Total 2002	Q4 02	Q3 02	Q2 02	Q1 02

Revenues
Bell Canada Segment	16,698	4,281	4,169	4,145	4,103	17,102	4,450	4,219	4,276	4,157
Bell Globemedia	1,363	375	296	357	335	1,290	379	273	326	312

Advertising	978	283	201	259	235	913	284	180	230	219
Subscriber	291	69	73	75	74	287	72	72	70	73
Production and Sundry	94	23	22	23	26	90	23	21	26	20

BCE Emergis	316	77	78	82	79	346	86	86	91	83

eFinance Solutions	249	60	63	64	62	264	68	65	66	65
eHealth Solutions	67	17	15	18	17	82	18	21	25	18

BCE Ventures	1,218	316	295	304	303	1,064	282	258	261	263

CGI	849	211	205	214	219	709	185	177	176	171
Telesat	345	99	84	83	79	327	95	77	78	77
Other	24	6	6	7	5	28	2	4	7	15

Corporate and other (including inter-segment eliminations)	(539)	(139)	(136)	(140)	(124)	(616)	(152)	(159)	(157)	(148)

Total revenues	19,056	4,910	4,702	4,748	4,696	19,186	5,045	4,677	4,797	4,667

EBITDA
Bell Canada Segment	7,001	1,731	1,817	1,760	1,693	7,079	1,690	1,849	1,816	1,724

Bell Canada (including Aliant)	7,046	1,752	1,826	1,769	1,699	7,255	1,752	1,888	1,841	1,774
Bell ExpressVu	(45)	(21)	(9)	(9)	(6)	(176)	(62)	(39)	(25)	(50)

Bell Globemedia	233	83	36	77	37	180	72	17	58	33
BCE Emergis	15	6	4	5	-	(29)	10	(3)	(3)	(33)
BCE Ventures	347	91	85	88	83	287	71	66	73	77

CGI	131	33	32	35	31	99	25	21	28	25
Telesat	206	55	51	50	50	184	47	44	46	47
Other	10	3	2	3	2	4	(1)	1	(1)	5

Corporate and other (including inter-segment eliminations)	(170)	(57)	(43)	(30)	(40)	(162)	(36)	(44)	(45)	(37)

Total EBITDA	7,426	1,854	1,899	1,900	1,773	7,355	1,807	1,885	1,899	1,764

EBITDA margin (%)	39.0%	37.8%	40.4%	40.0%	37.8%	38.3%	35.8%	40.3%	39.6%	37.8%
EBITDA : Interest expense	6.79	7.05	7.11	6.67	6.38	6.54	5.30	6.73	7.51	7.06

Net earnings applicable to common shares
Bell Canada Segment	1,773	493	439	415	426	2,334	1,360	325	340	309

Bell Canada (including Aliant)	1,900	530	471	446	453	2,521	1,433	357	375	356
Bell ExpressVu	(127)	(37)	(32)	(31)	(27)	(187)	(73)	(32)	(35)	(47)

Bell Globemedia	51	39	(1)	15	(2)	(492)	(493)	(11)	11	1
BCE Emergis	(26)	(27)	5	(2)	(2)	(93)	2	2	(73)	(24)
BCE Ventures	135	28	30	38	39	129	31	15	59	24

CGI	55	12	12	13	18	43	14	7	11	11
Telesat	68	11	15	22	20	56	19	8	16	13
Other	12	5	3	3	1	30	(2)	-	32	-

Corporate and other (including inter-segment eliminations)	(159)	(89)	(33)	(18)	(19)	(165)	(123)	6	(60)	12
Discontinued operations	(30)	(58)	6	13	9	629	919	12	(271)	(31)

Total net earnings applicable to common shares	1,744	386	446	461	451	2,342	1,696	349	6	291

BCE Inc. Supplementary Financial Information - Fourth Quarter 2003 Page 5

    BCE Consolidated (1)
Consolidated Balance Sheet Data

($ millions, except where otherwise indicated)	December 31 2003	December 31 2002

ASSETS
Current assets
Cash and cash equivalents	714	263
Accounts receivable	2,077	2,181
Other current assets	745	731
Current assets of discontinued operations	45	257

Total current assets	3,581	3,432
Capital assets	21,189	20,380
Other long-term assets	3,550	3,789
Indefinite-life intangible assets	2,910	900
Goodwill	7,825	9,471
Non-current assets of discontinued operations	276	1,134

Total assets	39,331	39,106

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	3,691	3,712
Debt due within one year	1,537	1,957
Current liabilities of discontinued operations	27	191

Total current liabilities	5,255	5,860
Long-term debt	12,393	13,117
Other long-term liabilities	4,699	3,650
Non-current liabilities of discontinued operations	1	280

Total liabilities	22,348	22,907

Non-controlling interest	3,403	3,584

SHAREHOLDERS' EQUITY
Preferred shares	1,670	1,510

Common shareholders' equity
Common shares	16,749	16,520
Contributed surplus	1,037	1,010
Deficit	(5,830)	(6,435)
Currency translation adjustment	(46)	10

Total common shareholders' equity	11,910	11,105

Total shareholders' equity	13,580	12,615

Total liabilities and shareholders' equity	39,331	39,106

Number of common shares outstanding	924.0	915.9

Capital Structure

Net debt : Total Capitalization	43.8%	48.4%
Net debt : Trailing 12 month EBITDA	1.78	2.06

BCE Inc. Supplementary Financial Information - Fourth Quarter 2003 Page 6

     BCE Consolidated (1)
Consolidated Cash Flow Data

($ millions, except where otherwise indicated)	Q4 2003	Q4 2002	$ change		Total 2003	Total 2002	$ change

Cash flows from operating activities
Earnings from continuing operations	458	793	(335)		1,845	1,778	67
Adjustments to reconcile earnings from continuing
operations to cash flows from operating activities:
Amortization expense	786	773	13		3,147	3,082	65
Net benefit plans cost (credit)	46	(8)	54		175	(33)	208
Restructuring and other charges (non-cash portion)	49	333	(284)		44	805	(761)
Impairment charge	-	765	(765)		-	765	(765)
Net gains on investments	(101)	(2,254)	2,153		(76)	(2,414)	2,338
Future income taxes	217	570	(353)		433	518	(85)
Non-controlling interest	46	261	(215)		191	602	(411)
Contributions to employee benefit plans and other
benefit plan payments	(110)	(29)	(81)		(247)	(97)	(150)
Other items	(31)	46	(77)		(90)	(12)	(78)
Change in non-cash working capital	250	(112)	362		593	(616)	1,209

	1,610	1,138	472		6,015	4,378	1,637

Capital expenditures	(1,083)	(1,066)	(17)		(3,179)	(3,731)	552
Other items	(7)	(1)	(6)		64	13	51
Cash preferred dividends and cash dividends paid by subsidiaries
to non-controlling interest	(69)	(160)	91		(245)	(511)	266

Free Cash Flow from operations, before common dividends (2)	451	(89)	540		2,655	149	2,506
Cash common dividends	(259)	(271)	12		(1,029)	(999)	(30)

Free Cash Flow from operations, after common dividends (2)	192	(360)	552		1,626	(850)	2,476
Business acquisitions	(42)	(5,078)	5,036		(119)	(6,471)	6,352
Business dispositions	-	2,758	(2,758)		55	3,190	(3,135)
Decrease (increase) in investments accounted for under the cost
and equity methods	151	(13)	164		164	(86)	250

Free Cash Flow after investments and divestitures	301	(2,693)	2,994		1,726	(4,217)	5,943

Other financing activities
Decrease in notes payable and bank advances	(53)	(633)	580		(295)	(213)	(82)
Issue of long-term debt	105	2,509	(2,404)		1,986	4,908	(2,922)
Repayment of long-term debt	(1,538)	(2,068)	530		(3,515)	(2,720)	(795)
Issue of common shares	5	303	(298)		19	2,693	(2,674)
Issue of preferred shares	-	-	-		510	510	-
Redemption of preferred shares	-	-	-		(357)	(306)	(51)
Costs relating to the issuance of common shares	-	-	-		-	(78)	78
Issue of equity securities and convertible debentures by
subsidiaries to non-controlling interest	19	4	15		130	93	37
Redemption of equity securities by subsidiaries	(34)	-	(34)		(108)	-	(108)
Other items	(42)	(9)	(33)		(44)	(44)	-

	(1,538)	106	(1,644)		(1,674)	4,843	(6,517)

Cash provided by (used in) continuing operations	(1,237)	(2,587)	1,350		52	626	(574)
Cash provided by (used in) discontinued operations	342	23	319		364	(889)	1,253

Net increase (decrease) in cash and cash equivalents	(895)	(2,564)	1,669		416	(263)	679
Cash and cash equivalents at beginning of period	1,617	2,870	(1,253)		306	569	(263)

Cash and cash equivalents at end of period	722	306	416		722	306	416

Consists of:
Cash and cash equivalents of continuing operations	714	263	451		714	263	451
Cash and cash equivalents of discontinued operations	8	43	(35)		8	43	(35)

Total	722	306	416		722	306	416

Other information

Capital expenditures as a percentage of revenues	22.1%	21.1%	(1.0) pts		16.7%	19.4%	2.7	pts
Cash flow per share (3)	$0.57	$0.08	$0.49		$3.08	$0.76	$2.32
Annualized cash flow yield (4)	6.8%	(1.2%)	8.0	pts	9.9%	0.6%	9.3	pts
Common dividend payout	67.1%	16.0%	51.1	pts	59.0%	42.7%	16.3	pts

BCE Inc. Supplementary Financial Information - Fourth Quarter 2003 Page 7

     BCE Consolidated (1)
Consolidated Cash Flow Data - Historical Trend

($ millions, except where otherwise indicated)	Total 2003	Q4 03	Q3 03	Q2 03	Q1 03	Total 2002	Q4 02	Q3 02	Q2 02	Q1 02

Cash flows from operating activities
Earnings from continuing operations	1,845	458	458	465	464	1,778	793	353	291	341
Adjustments to reconcile earnings from continuing
operations to cash flows from operating activities:
Amortization expense	3,147	786	813	786	762	3,082	773	755	796	758
Net benefit plans cost (credit)	175	46	44	43	42	(33)	(8)	(7)	(12)	(6)
Restructuring and other charges (non-cash portion)	44	49	(5)	-	-	805	333	67	405	-
Impairment charge	-	-	-	-	-	765	765	-	-	-
Net gains on investments	(76)	(101)	25	-	-	(2,414)	(2,254)	(12)	(148)	-
Future income taxes	433	217	134	102	(20)	518	570	103	(136)	(19)
Non-controlling interest	191	46	50	57	38	602	261	117	104	120
Contributions to employee benefit plans and
other benefit plan payments	(247)	(110)	(68)	(42)	(27)	(97)	(29)	(24)	(22)	(22)
Other items	(90)	(31)	(12)	(91)	44	(12)	46	(55)	(16)	13
Change in non-cash working capital	593	250	429	60	(146)	(616)	(112)	145	(88)	(561)

	6,015	1,610	1,868	1,380	1,157	4,378	1,138	1,442	1,174	624

Capital expenditures	(3,179)	(1,083)	(794)	(708)	(594)	(3,731)	(1,066)	(896)	(924)	(845)
Other items	64	(7)	156	(45)	(40)	13	(1)	26	15	(27)
Cash preferred dividends and cash dividends paid
by subsidiaries to non-controlling interest	(245)	(69)	(52)	(69)	(55)	(511)	(160)	(146)	(127)	(78)

Free Cash Flow from operations, before common dividends	2,655	451	1,178	558	468	149	(89)	426	138	(326)
Cash common dividends	(1,029)	(259)	(259)	(254)	(257)	(999)	(271)	(243)	(242)	(243)

Free Cash Flow from operations, after common dividends (2)	1,626	192	919	304	211	(850)	(360)	183	(104)	(569)
Business acquisitions	(119)	(42)	(7)	(7)	(63)	(6,471)	(5,078)	(1,378)	-	(15)
Business dispositions	55	-	55	-	-	3,190	2,758	-	306	126
Decrease (increase) in investments accounted for
under the cost and equity methods	164	151	7	(1)	7	(86)	(13)	(8)	(8)	(57)

Free Cash Flow after investments and divestitures	1,726	301	974	296	155	(4,217)	(2,693)	(1,203)	194	(515)

Other financing activities
Decrease in notes payable and bank advances	(295)	(53)	(73)	(56)	(113)	(213)	(633)	(58)	600	(122)
Issue of long-term debt	1,986	105	17	72	1,792	4,908	2,509	1,104	43	1,252
Repayment of long-term debt	(3,515)	(1,538)	(147)	(1,464)	(366)	(2,720)	(2,068)	(291)	(261)	(100)
Issue of common shares	19	5	5	4	5	2,693	303	2,381	7	2
Issue of preferred shares	510	-	-	-	510	510	-	-	-	510
Redemption of preferred shares	(357)	-	-	-	(357)	(306)	-	-	-	(306)
Costs relating to the issuance of common shares	-	-	-	-	-	(78)	-	(78)	-	-
Issue of equity securities and convertible debentures by
subsidiaries to non-controlling interest	130	19	24	14	73	93	4	44	38	7
Redemption of equity securities by subsidiaries	(108)	(34)	(39)	(16)	(19)	-	-	-	-	-
Other items	(44)	(42)	56	(56)	(2)	(44)	(9)	(39)	10	(6)

	(1,674)	(1,538)	(157)	(1,502)	1,523	4,843	106	3,063	437	1,237

Cash provided by (used in) continuing operations	52	(1,237)	817	(1,206)	1,678	626	(2,587)	1,860	631	722
Cash (provided by) used in discontinued operations	364	342	4	14	4	(889)	23	20	(533)	(399)

Net increase (decrease) in cash and cash equivalents	416	(895)	821	(1,192)	1,682	(263)	(2,564)	1,880	98	323
Cash and cash equivalents at beginning of period	306	1,617	796	1,988	306	569	2,870	990	892	569

Cash and cash equivalents at end of period	722	722	1,617	796	1,988	306	306	2,870	990	892

Consists of:
Cash and cash equivalents of continuing operations	714	714	1,552	735	1,941	263	263	2,850	990	359
Cash and cash equivalents of discontinued operations	8	8	65	61	47	43	43	20	-	533

Total	722	722	1,617	796	1,988	306	306	2,870	990	892

Other information

Capital expenditures as a percentage of revenues	16.7%	22.1%	16.9%	14.9%	12.6%	19.4%	21.1%	19.2%	19.3%	18.1%
Cash flow per share (3)	$3.08	$0.57	$1.17	$0.73	$0.61	$0.76	$0.08	$0.63	$0.31	$(0.27)
Annualized cash flow yield (4)	9.9%	6.8%	17.6%	8.0%	7.6%	0.6%	(1.2%)	6.8%	2.4%	(5.6%)
Common dividend payout	59.0%	67.1%	58.1%	55.1%	57.0%	42.7%	16.0%	69.6%	n.m.	83.5%

BCE Inc. Supplementary Financial Information - Fourth Quarter 2003 Page 8

Bell Canada Segment (1)
Operational Data

($ millions, except where otherwise indicated)	Q4 2003	Q4 2002	$ change	% change		Total 2003	Total 2002	$ change	% change

Revenues
Local and access	1,563	1,564	(1)	(0.1%)		6,105	6,129	(24)	(0.4%)
Long distance	602	635	(33)	(5.2%)		2,487	2,579	(92)	(3.6%)
Wireless	674	581	93	16.0%		2,526	2,203	323	14.7%
Data	972	1,024	(52)	(5.1%)		3,791	3,770	21	0.6%
Bell ExpressVu	201	176	25	14.2%		761	638	123	19.3%
Terminal sales and other	269	379	(110)	(29.0%)		1,028	1,282	(254)	(19.8%)
Directory advertising	-	91	(91)	n.m		-	501	(501)	n.m

	4,281	4,450	(169)	(3.8%)		16,698	17,102	(404)	(2.4%)
Cash operating expenses	(2,550)	(2,760)	210	7.6%		(9,697)	(10,023)	326	3.3%

EBITDA	1,731	1,690	41	2.4%		7,001	7,079	(78)	(1.1%)

Bell Canada (including Aliant)	1,752	1,752	-	0.0%		7,046	7,255	(209)	(2.9%)
Bell ExpressVu	(21)	(62)	41	66.1%		(45)	(176)	131	74.4%

EBITDA margin (%)	40.4%	38.0%		2.4	pts	41.9%	41.4%		0.5	pts

Amortization expense	(742)	(734)	(8)	(1.1%)		(2,970)	(2,894)	(76)	(2.6%)
Net benefit plans (cost) credit	(46)	9	(55)	n.m		(181)	38	(219)	n.m
Restructuring and other charges	(13)	(302)	289	95.7%		(14)	(675)	661	97.9%

Operating income	930	663	267	40.3%		3,836	3,548	288	8.1%
Interest expense	(231)	(293)	62	21.2%		(945)	(1,108)	163	14.7%
Other income (expense)	134	2,284	(2,150)	(94.1%)		194	2,434	(2,240)	(92.0%)
Impairment charge	-	(50)	50	n.m		-	(50)	50	n.m

Earnings before income taxes and
non-controlling interest	833	2,604	(1,771)	(68.0%)		3,085	4,824	(1,739)	(36.0%)
Income taxes	(316)	(766)	450	58.7%		(1,127)	(1,609)	482	30.0%
Non-controlling interest	(15)	(20)	5	25.0%		(102)	(101)	(1)	(1.0%)

Earnings from continuing operations	502	1,818	(1,316)	(72.4%)		1,856	3,114	(1,258)	(40.4%)
Discontinued operations	53	(3)	56	n.m		59	14	45	n.m

Net earnings	555	1,815	(1,260)	(69.4%)		1,915	3,128	(1,213)	(38.8%)
Dividends on preferred shares	(9)	(15)	6	40.0%		(58)	(63)	5	7.9%
Interest on equity settled notes	-	(15)	15	n.m		(25)	(59)	34	57.6%

Net earnings applicable to common shares	546	1,785	(1,239)	(69.4%)		1,832	3,006	(1,174)	(39.1%)

The following items are included in net earnings:
Net gains on sale of investments and dilution gains
Continuing operations	86	1,655				92	1,848
Discontinued operations	48	(6)				56	5
Restructuring and other charges	(9)	(190)				(9)	(426)
Impairment charge	-	(26)				-	(26)
Other	-	-				-	(18)

Total	125	1,433				139	1,383

Other information

Capital expenditures	991	974	(17)	(1.7%)		2,892	3,390	498	14.7%
Capital expenditures as a percentage of revenues (%)	23.1%	21.9%		(1.2) pts		17.3%	19.8%		2.5	pts

Net debt and preferreds
At December 31, 2003	Bell Canada	Aliant	Bell ExpressVu	Bell Canada Consolidated		Inter- company eliminations	Bell Canada Segment

Bank indebtedness / (cash and cash equivalents)	(30)	(365)	(3)	(398)		-	(398)
Long term debt	8,743	889	392	10,024		(392)	9,632
Debt due within one year	1,015	120	30	1,165		(30)	1,135
Long-term note receivable from BCH	(498)	-	-	(498)		498	-
PPA fair value increment (5)							141

Net debt	9,230	644	419	10,293		76	10,510
Preferred shares - Bell Canada (6)	1,100	-	-	1,100		-	1,100
Preferred shares - Aliant (6)	-	172		172		-	172

Net debt and preferreds	10,330	816	419	11,565		76	11,782

BCE Inc. Supplementary Financial Information - Fourth Quarter 2003 Page 9

     Bell Canada Segment (1)
Operational Data - Historical Trend

($ millions, except where otherwise indicated)	Total 2003	Q4 03	Q3 03	Q2 03	Q1 03	Total 2002	Q4 02	Q3 02	Q2 02	Q1 02

Revenues
Local and access	6,105	1,563	1,530	1,512	1,500	6,129	1,564	1,519	1,527	1,519
Long distance	2,487	602	631	608	646	2,579	635	651	645	648
Wireless	2,526	674	661	621	570	2,203	581	570	548	504
Data	3,791	972	931	955	933	3,770	1,024	908	933	905
Bell ExpressVu	761	201	192	191	177	638	176	156	155	151
Terminal sales and other	1,028	269	224	258	277	1,282	379	275	330	298
Directory advertising	-	-	-	-	-	501	91	140	138	132

	16,698	4,281	4,169	4,145	4,103	17,102	4,450	4,219	4,276	4,157
Cash operating expenses	(9,697)	(2,550)	(2,352)	(2,385)	(2,410)	(10,023)	(2,760)	(2,370)	(2,460)	(2,433)

EBITDA	7,001	1,731	1,817	1,760	1,693	7,079	1,690	1,849	1,816	1,724

Bell Canada (including Aliant)	7,046	1,752	1,826	1,769	1,699	7,255	1,752	1,888	1,841	1,774
Bell ExpressVu	(45)	(21)	(9)	(9)	(6)	(176)	(62)	(39)	(25)	(50)

EBITDA margin (%)	41.9%	40.4%	43.6%	42.5%	41.3%	41.4%	38.0%	43.8%	42.5%	41.5%

Amortization expense	(2,970)	(742)	(758)	(747)	(723)	(2,894)	(734)	(711)	(746)	(703)
Net benefit plans (cost) credit	(181)	(46)	(46)	(45)	(44)	38	9	10	11	8
Restructuring and other charges	(14)	(13)	(1)	-	-	(675)	(302)	(79)	(294)	-

Operating income	3,836	930	1,012	968	926	3,548	663	1,069	787	1,029
Interest expense	(945)	(231)	(239)	(232)	(243)	(1,108)	(293)	(282)	(266)	(267)
Other income (expense)	194	134	3	13	44	2,434	2,284	(32)	190	(8)
Impairment charge	-	-	-	-	-	(50)	(50)	-	-	-

Earnings before income taxes and
non-controlling interest	3,085	833	776	749	727	4,824	2,604	755	711	754
Income taxes	(1,127)	(316)	(291)	(273)	(247)	(1,609)	(766)	(300)	(242)	(301)
Non-controlling interest	(102)	(15)	(29)	(35)	(23)	(101)	(20)	(36)	(21)	(24)

Earnings from continuing operations	1,856	502	456	441	457	3,114	1,818	419	448	429
Discontinued operations	59	53	-	5	1	14	(3)	(1)	13	5

Net earnings	1,915	555	456	446	458	3,128	1,815	418	461	434
Dividends on preferred shares	(58)	(9)	(17)	(16)	(16)	(63)	(15)	(16)	(16)	(16)
Interest on equity settled notes	(25)	-	-	(10)	(15)	(59)	(15)	(14)	(16)	(14)

Net earnings applicable to common shares	1,832	546	439	420	427	3,006	1,785	388	429	404

The following items are included in net earnings:
Net gains on sale of investments and dilution gains
Continuing operations	92	86	6	-	-	1,848	1,655	-	193	-
Discontinued operations	56	48	8	-	-	5	(6)	-	11	-
Restructuring and other charges	(9)	(9)	-	-	-	(426)	(190)	(45)	(191)	-
Impairment charge	-	-	-	-	-	(26)	(26)	-	-	-
Other	-	-	-	-	-	(18)	-	-	(18)	-

Total	139	125	14	-	-	1,383	1,433	(45)	(5)	-

Other information

Capital expenditures	2,892	991	708	659	534	3,390	974	831	824	761
Capital expenditures as a percentage of revenues (%)	17.3%	23.1%	17.0%	15.9%	13.0%	19.8%	21.9%	19.7%	19.3%	18.3%

BCE Inc. Supplementary Financial Information - Fourth Quarter 2003 Page 10

Bell Canada Segment
Statistical Data*

	Q4 2003	Q4 2002	% change		Total 2003	Total 2002	% change

Wireline
Local
Network access services (k)
Residential					8,511	8,573	(0.7%)
Business					4,540	4,581	(0.9%)

Total network access services					13,051	13,154	(0.8%)

Estimated percentage of wireline NAS - Ontario and Quebec(7)
Residential	96.9%	97.9%	(1.0)pts
Business	90.4%	91.3%	(0.9)pts

Total estimated percentage of wireline NAS	94.6%	95.5%	(0.9)pts

SmartTouch feature revenues ($M)	233	231	0.9%		931	923	0.9%

Long Distance (LD)
Conversation minutes (M)	4,685	5,000	(6.3%)		19,132	19,034	0.5%
Average revenue per minute ($)	0.122	0.120	1.7%		0.124	0.126	(1.6%)
Estimated percentage of traditional wireline LD revenues - Ontario and Quebec (8)	62.9%	63.0%	(0.1) pts

Data
Data revenues ($M)(9)
Legacy	387	486	(20.4%)		1,644	1,864	(11.8%)
Non-Legacy	585	538	8.7%		2,147	1,906	12.6%

	972	1,024	(5.1%)		3,791	3,770	0.6%

Equivalent access lines (10) (k) - Bell Canada only
Digital equivalent access lines					3,867	3,683	5.0%
Broadband equivalent access lines					16,651	12,568	32.5%

Internet subscribers (11) (k)
DSL High Speed Internet subscribers (k)					1,482	1,110	33.5%
Dial-up Internet subscribers (k)					869	957	(9.2%)

					2,351	2,067	13.7%

Wireless
Cellular & PCS Net activations (k)
Pre-paid	33	19	73.7%		101	-	n.m
Post-paid	156	196	(20.4%)		413	452	(8.6%)

	189	215	(12.1%)		514	452	13.7%
Cellular & PCS subscribers (k)
Pre-paid					1,059	958	10.5%
Post-paid					3,353	2,940	14.0%

					4,412	3,898	13.2%

Average revenue per unit ($/month)	50	47	6.4%		48	47	2.1%
Pre-paid	12	10	20.0%		12	12	0.0%
Post-paid	62	60	3.3%		60	59	1.7%

Churn (%) (average per month)	1.4%	1.7%	0.3	pts	1.4%	1.7%	0.3	pts
Pre-paid	1.8%	2.7%	0.9	pts	1.9%	2.2%	0.3	pts
Post-paid	1.2%	1.4%	0.2	pts	1.3%	1.5%	0.2	pts

Usage per subscriber (min/month)	240	214	12.1%		228	204	11.8%
Cost of acquisition (12) ($/sub)	445	409	(8.8%)		426	429	0.7%
Wireless EBITDA	229	151	51.7%		918	754	21.8%
Wireless EBITDA margin	34.0%	26.0%	8.0	pts	36.3%	34.2%	2.1	pts

Browser hits (M)	190	99	91.9%		653	392	66.6%

Paging subscribers (k)					524	639	(18.0%)
Paging average revenue per unit ($/month)	10	10	0.0%		10	10	0.0%

Bell ExpressVu (Direct-to-Home Satellite Service)
Total subscribers (k)					1,387	1,304	6.4%
Net subscriber activations (k)	35	83	(57.8%)		83	235	(64.7%)
Average revenue per subscriber ($/month)	48	43	11.6%		46	44	4.5%
Cost of acquisition ($/sub)	735	667	(10.2%)		671	690	2.8%
Churn (%) (average per month)	1.0%	0.9%	(0.1) pts		1.1%	1.0%	(0.1) pts

* Operating statistics are reported on a consolidated basis, except where otherwise noted.

BCE Inc. Supplementary Financial Information - Fourth Quarter 2003 Page 11

     Bell Canada Segment
Statistical Data - Historical Trend*

	Total 2003	Q4 03	Q3 03	Q2 03	Q1 03	Total 2002	Q4 02	Q3 02	Q2 02	Q1 02

Wireline
Local
Network access services (k)
Residential		8,511	8,539	8,504	8,566		8,573	8,580	8,532	8,613
Business		4,540	4,549	4,564	4,577		4,581	4,607	4,630	4,633

Total network access services		13,051	13,088	13,068	13,143		13,154	13,187	13,162	13,246

Estimated percentage of wireline NAS - Ontario and Quebec(7)
Residential		96.9%	97.3%	97.6%	97.9%		97.9%	98.0%	98.3%	98.7%
Business		90.4%	90.3%	90.6%	91.0%		91.3%	91.5%	91.6%	91.8%

Total estimated percentage of wireline NAS		94.6%	94.8%	95.1%	95.4%		95.5%	95.7%	95.9%	96.2%

SmartTouch feature revenues ($M)	931	233	234	233	231	923	231	230	230	232

Long Distance (LD)
Conversation minutes (M)	19,132	4,685	4,664	4,911	4,872	19,034	5,000	4,660	4,725	4,649
Average revenue per minute ($)	0.124	0.122	0.128	0.120	0.124	0.126	0.120	0.130	0.126	0.128
Estimated percentage of traditional wireline LD revenues - Ontario
and Quebec (8)		62.9%	63.7%	63.1%	63.1%		63.0%	63.5%	62.8%	63.0%

Data
Data revenues ($M)(9)
Legacy	1,644	387	417	413	427	1,864	486	451	453	474
Non-Legacy	2,147	585	514	542	506	1,906	538	457	480	431

	3,791	972	931	955	933	3,770	1,024	908	933	905

Equivalent access lines(10) (k) - Bell Canada only
Digital equivalent access lines		3,867	3,771	3,708	3,704		3,683	3,645	3,833	3,815
Broadband equivalent access lines		16,651	15,393	14,658	13,808		12,568	11,265	10,176	9,431

Internet subscribers(11) (k)
DSL High Speed Internet subscribers (k)		1,482	1,391	1,287	1,206		1,110	1,002	909	866
Dial-up Internet subscribers (k)		869	892	911	940		957	985	1,031	1,036

		2,351	2,283	2,198	2,146		2,067	1,987	1,940	1,902

Wireless
Cellular & PCS Net activations (k)
Pre-paid	101	33	23	27	18	-	19	(5)	(29)	15
Post-paid	413	156	101	104	52	452	196	63	117	76

	514	189	124	131	70	452	215	58	88	91
Cellular & PCS subscribers (k)
Pre-paid		1,059	1,026	1,003	976		958	939	944	973
Post-paid		3,353	3,197	3,096	2,992		2,940	2,744	2,681	2,564

		4,412	4,223	4,099	3,968		3,898	3,683	3,625	3,537

Average revenue per unit ($/month)	48	50	50	48	45	47	47	48	47	44
Pre-paid	12	12	13	12	11	12	10	13	13	11
Post-paid	60	62	62	60	56	59	60	60	59	56

Churn (%) (average per month)	1.4%	1.4%	1.4%	1.4%	1.4%	1.7%	1.7%	1.8%	1.6%	1.6%
Pre-paid	1.9%	1.8%	1.8%	1.9%	1.9%	2.2%	2.7%	2.2%	1.9%	1.8%
Post-paid	1.3%	1.2%	1.3%	1.3%	1.3%	1.5%	1.4%	1.6%	1.4%	1.5%

Usage per subscriber (min/month)	228	240	231	237	203	204	214	207	206	188
Cost of acquisition(12) ($/sub)	426	445	425	435	387	429	409	441	471	407
Wireless EBITDA	918	229	251	219	219	754	151	219	206	178
Wireless EBITDA margins	36.3%	34.0%	38.0%	35.3%	38.4%	34.2%	26.0%	38.4%	37.6%	35.3%

Browser hits (M)	653	190	170	170	123	392	99	87	94	112

Paging subscribers (k)		524	549	581	606		639	660	680	694
Paging average revenue per unit ($/month)	10	10	10	10	10	10	10	10	10	10

Bell ExpressVu (Direct-to-Home Satellite Service)
Total subscribers (k)		1,387	1,352	1,335	1,317		1,304	1,221	1,176	1,145
Net subscriber activations (k)	83	35	17	18	13	235	83	45	31	76
Average revenue per subscriber ($/month)	46	48	47	47	44	44	43	43	44	45
Cost of acquisition ($/sub)	671	735	613	655	675	690	667	630	769	718
Churn (%) (average per month)	1.1%	1.0%	1.4%	1.1%	1.0%	1.0%	0.9%	1.2%	1.0%	0.8%

* Operating statistics are reported on a consolidated basis, except where otherwise noted.

BCE Inc. Supplementary Financial Information - Fourth Quarter 2003 Page 12

Accompanying Notes

(1)	Effective December 2003, we started presenting the financial results of Aliant’s remote communications segment which consisted mainly of Aliant’s investment in Stratos Global Corporation (Stratos), and BCE Emergis’ US Health operations (US Health) as discontinued operations. Stratos results were previously presented in the Bell Canada Segment and US Health results were previously presented in the BCE Emergis segment. As a result, prior periods have been restated to reflect the discontinued operations treatment of Stratos and US Health.

(2)

Non-GAAP financial Measures

Certain financial measures used in this Supplementary Financial Information do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). Below you will find a discussion of these non-GAAP financial measures, as well as a reconciliation to the most comparable GAAP measure.

EBITDA

The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. We define it as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans (cost) credit and restructuring and other charges. EBITDA is presented on a basis that is consistent from period to period.

We believe EBITDA to be an important measure as it allows us to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans (cost) credit and restructuring and other charges. We exclude amortization expense and net benefit plans (cost) credit because they substantially depend on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other charges because they are transitional in nature.

EBITDA allows us to compare our operating performance on a consistent basis. We also believe that EBITDA is used by certain investors and analysts in measuring a company’s ability to service debt and to meet other payment obligations or as the basis for a valuation measurement that is commonly used in the telecommunications industry.

EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP earnings measure is operating income. The following is a reconciliation of EBITDA to operating income on a consolidated and segmented basis.

(in $ millions)	Bell Canada	Bell Globe- media	BCE Emergis	BCE Ventures	Corpo- rate and other	BCE Consoli- dated

Q4 2003

EBITDA	1 731	83	6	91	(57)	1 854
Amortization expense	(742)	(14)	(10)	(34)	14	(786)
Net benefit plans (cost) credit	(46)	(3)	-	-	3	(46)
Restructuring and other charges	(13)	-	(38)	-	-	(51)

Operating income (loss)	930	66	(42)	57	(40)	971

Q4 2002

EBITDA	1 690	72	10	71	(36)	1 807
Amortization expense	(734)	(16)	(12)	(28)	17	(773)
Net benefit plans (cost) credit	9	-	-	-	(1)	8
Restructuring and other charges	(302)	-	-	-	(93)	(395)

Operating income (loss)	663	56	(2)	43	(113)	647

BCE Inc. Supplementary Financial Information - Fourth Quarter 2003 Page 13

Accompanying Notes (continued)

(in $ millions)	Bell Canada	Bell Globe- media	BCE Emergis	BCE Ventures	Corpo- rate and other	BCE Consoli- dated

Full Year 2003

EBITDA	7 001	233	15	347	(170)	7 426
Amortization expense	(2 970)	(60)	(46)	(126)	55	(3 147)
Net benefit plans (cost) credit	(181)	(6)	-	-	12	(175)
Restructuring and other charges	(14)	-	(38)	-	-	(52)

Operating income (loss)	3 836	167	(69)	221	(103)	4 052

Full Year 2002

EBITDA	7 079	180	(29)	287	(162)	7 355
Amortization expense	(2 894)	(67)	(58)	(121)	58	(3 082)
Net benefit plans (cost) credit	38	(3)	-	-	(2)	33
Restructuring and other charges	(675)	-	(119)	-	(93)	(887)

Operating income (loss)	3 548	110	(206)	166	(199)	3 419

Free Cash Flow
The term free cash flow does not have any standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. We define it as cash from operating activities less capital expenditures, total dividends and other investing activities. Free cash flow is presented on a basis that is consistent from period to period. We consider free cash flow as an important indicator of the financial strength and performance of our business as it demonstrates the cash available to repay debt and reinvest in our company. We believe that free cash flow is also used by certain investors and analysts in valuing a business and its underlying assets. The most comparable Canadian GAAP financial measure is cash from operating activities. The following is a reconciliation of free cash flow to cash from operating activities on a consolidated basis:

(in $ millions)	Q4 2003	Q4 2002	FY 2003	FY 2002

Cash from operating activities	1 610	1 138	6 015	4 378
Capital expenditures	(1 083)	(1 066)	(3 179)	(3 731)
Other investing activities	(7)	(1)	64	13
Preferred dividends and dividends paid
by subsidiaries to non-controlling interest	(69)	(160)	(245)	(511)

Free cash flow from operations, before common dividends	451	(89)	2 655	149
Common dividends	(259)	(271)	(1 029)	(999)

Free cash flow from operations, after common dividends	192	(360)	1 626	(850)

(3)	Cash flow per share is calculated as follows: Cash flow from operations less capital expenditures Average number of common shares outstanding during the period

(4)

Annualized cash flow yield is calculated as follows:

Free cash flow before common dividends, investments and divestitures
Number of common shares outstanding at end of period multiplied by share price at end of period

BCE Inc. Supplementary Financial Information - Fourth Quarter 2003 Page 14

Accompanying Notes (continued)

(5)	Reflects an increase in the Bell Canada Segment debt as a result of the completion of the purchase price allocation (PPA) relating to the repurchase of SBC’s 20% interest in Bell Canada, which resulted in an increase in long-term debt of $165 million. This increase in long-term debt will be applied against interest expense ($6 million in Q4 2003, $24 million YTD) over the remaining terms of the related long-term debt.

(6)	At the BCE Consolidated level, 3rd Party Preferred Shares reflected in the financial statements of subsidiaries are included in non-controlling interest within the liabilities section of the balance sheet.

(7)	Bell Canada’s estimated percentage of wireline NAS reflects losses to facilities-based competition only.

(8)	Represents Bell Canada’s estimated percentage of traditional wireline revenues in Ontario and Quebec reflecting 1+, toll-free and calling card traffic. This measure does not include Bell Canada’s share of long distance traffic originating through the use of dial-around services, prepaid cards and cellular and PCS services.

(9)	Legacy data revenues include digital transmission services such as MEGALINK TM, network access and Integrated Services Digital Network (ISDN) and Data, as well as, competitive network services and the sale of inter-networking equipment.

Non-legacy data revenues include national and regional IP data, Internet and e-commerce.

(10)	Digital equivalent access lines are derived by converting low capacity data lines (DS-3 and lower) to the equivalent number of voice grade access lines. Broadband equivalent access lines are derived by converting high capacity data lines (higher than DS-3) to the equivalent number of voice grade access lines.

Conversion factors

DS-0	1
Basic ISDN	2
Primary ISDN	23
DS-1, DEA	24
DS-3	672
OC-3	2,016
OC-12	8,064
OC-48	32,256
OC-192	129,024
10 Base T	155
100 Base T	1,554
Gigabit E	15,554

(11)	DSL High Speed Internet subscribers include consumer, business and wholesale. Dial-up Internet subscribers include consumer and business.

(12)	Includes allocation of selling costs from Bell Canada and excludes costs of migrating from analog to digital. Cost of Acquisition (COA) per subscriber is reflected on a consolidated basis.

BCE Inc. Supplementary Financial Information - Fourth Quarter 2003 Page 15

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: February 5, 2004